FORM 4
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17 (a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                      Investment Company Act of 1940

( ) Check this box if no longer subject to                   OMB APPROVAL
    Section 16.  Form 4 or Form 5 obligations         ------------------------
    may continue.  See Instruction 1(b)               OMB No.:   3235-0287
    Section 16.                                       Expires: Sept. 30, 98
                                                      Estimated average burden
                                                      hours per response ..0.5
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1. Name and Address of Reporting Person*

Wallach       Robert         B
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(Last)        (First)      (Middle)

2 Christie Heights Street
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(Street)

Leonia           NJ           07605
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(City)           (State)      (Zip)

2. Issuer Name and Ticker or Trading symbol

Computer Outsourcing Services, Inc. (COSI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

07/99
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5. If Amendment, Date of Original (Month/Year)

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



6. Relationship of Reporting Person(s) to Issuer
               (Check all applicable)

   (X) Director               ( ) 10% Owner
   (X) Officer (give title    ( ) Other (specify below)
                 below)
       President & COO
       --------------------

7. Individual or Joint/Group Filing (Check applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More Than One Reporting Person

                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Transac-    3. Transac-    4. Securities Acquired (A)     5. Amount of       6. Ownership     7. Nature of
   (Instr. 3)            tion Date      tion Code      or Disposed of (D)             Securities         Form:            Indirect
                         (Month/        (Instr. 8)     (Instr. 3, 4 and 5)            Beneficially       Direct (D)       Bene-
                         Day/Year)   -------------  ----------------------------      Owned at           or               ficial
                                                                 (A)                  End of Month       Indirect (I)     Ownership
                                                                 or                   (Instr. 3 &        (Instr. 4)       (Instr.
                                      Code     V      Amount     (D)    Price         4)                                  4)
--------------------  -------------  -------  ----  -----------  ---  ----------   ---------------    ---------------  ------------

Common stock, par
   value $0.01 per
   share                 07/14/99       S              15,000     D      $10.503
       SAME              07/14/99       X              15,000     A       $3.25         448,750             D




--------------------  -------------  -------  ----  -----------  ---  ----------   ---------------    ---------------  ------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                      Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)

1. Title of   2. Conver-  3. Trans-  4. Trans-  5. Number   6. Date      7. Title         8. Price   9. Num-    10. Own-    11. Na-
 Derivative    sion or     action     action     of Deri-    Exer-        & Amount         of De-     ber of      ership     ture of
 Security      Exercise    Date       Code       vative      cisable      of Under         rivative   Deri-       Form       Indi-
 (Instr.       Price of    (Month/    (Instr.    Securi-     and Ex-      lying            Security   vative      of Der-    rect
 3)            Deriva-     day/       8)         tives       piration     Securi-          (Instr.    Secu-       ivative    Bene-
               tive        year)                 Accquir-    Date         ty               5)         rities      Securi-    ficial
               Security                          ed (A)      (Month/      (Instr.                     Bene-       ty:        Owner-
                                                 or Dis-     Day/         3 and 4)                    ficial-     Direct     ship
                                                 posed       Year)                                    ly Owned    (D) or     (Instr.
                                                 of (D)                                               at End      Indirect   4)
                                                 (Instr.                                              of Month    (I)
                                                 3, 4,                                                (Instr.     (Instr.
                                                 and 5)                                               4)          4)
                                     ---------  ---------  -----------  ----------------
                                      Code  V   (A)   (D)  Date  Ex-    Title     Amount
                                                           Exer- pira-            or Num-
                                                           cis-  tion             ber of
                                                           able  date             shares
------------  ----------  --------   ---- ----  ---------  ----  -----  -------  -------  ---------  ---------  ----------  --------
Employee
  stock                                                    6/1   6/1    Common
  option         $3.25     7/14/99     X        D 15,000   /95   /05    Stock     15,000
   SAME         various                                                  SAME                         427,000       D
------------  ----------  --------   ---- ----  ---------  ----  -----  -------  -------  ---------  ---------  ----------  --------
Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal  /s/ Robert Wallach                       10/20/98
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                       --------------------------------         ----------
                                                                               ** Signature of Reporting Person         Date



Potential persons who are to respond to the collection of information contained
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